Form of Stock Compensation Agreement
                                with Steve Cooper













































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                          STOCK COMPENSATION AGREEMENT

      THIS AGREEMENT is made as of the 2nd day of January, 1997 by and between Steve Cooper (hereinafter referred to as "Cooper") and Workforce Systems Corp., a Florida corporation (hereinafter referred to as the "Company").

      WHEREAS, the Company is a publicly-held company with three operating subsidiaries.

      WHEREAS, the Company is desirous of acquiring additional operating subsidiaries to further increase revenues and shareholder value in the Company.

      WHEREAS, the Company is desirous of engaging Cooper to assist the Company in conducting due diligence, financial analysis and evaluating potential acquisitions for suitability upon terms and conditions set forth by the Company (the "Services").

      WHEREAS, Cooper has performed similar services in the past for other public and private companies and agrees to be engaged and retained by the Company to provide the Services upon the following terms and conditions.

      NOW, THEREFORE, in consideration of the recitals, promises and conditions in this Agreement, the parties hereto agree as follows:

      1.    RECITALS. The foregoing recitals are true and correct.

      2. ENGAGEMENT. The Company hereby engages Cooper to provide the Services and Cooper hereby accepts such engagement.

      3. COMPENSATION. As full and complete compensation for the Services, the Company shall pay Cooper an aggregate of 25,000 shares of the Company's common stock (the "Compensation Stock") pursuant to the Schedule of Compensation set forth on Exhibit A attached hereto and incorporated herein by such reference.

      4. EXPENSES. Cooper shall be solely responsible for the payment on any and all expenses incurred by it in rendering the Services including, but not limited to, costs of photocopies and telephone services.

      5. RELATIONSHIP OF PARTIES. This Agreement shall not constitute an employer-employee relationship. It is the intention of the parties that Cooper be an independent contractor and not an employee of the Company. Cooper shall










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not have the  authority  to act as the agent of the  Company and cannot bind the
Company in any manner; however, the manner and means utilized by Cooper in the performance of the Services shall be under the sole control of the Cooper.

      6. CONFIDENTIALITY OF INFORMATION. In connection with the rendering of the Services by the Cooper he will become privy to certain non-public information concerning the Company and the Candidates (the "Confidential Information"). The term "Confidential Information" does not include information
(i) which is already in Cooper's possession, (ii) which becomes generally available to the public other than as a direct or indirect result of disclosure to the Cooper, his affiliates, its officers, directors, agents and advisors (collectively, the "Representatives") or (iii) which becomes available to Cooper on a non-confidential basis from a source other than the Company.

      Cooper agrees that the Confidential Information will be used solely for the purpose of rendering the Services and that such information will be kept confidential by it and the Representatives. Cooper acknowledges that the terms of this Agreement as they specifically relate to the nondisclosure of the Confidential Information shall be in perpetuity. Cooper acknowledges and agrees that any threatened or actual breach by it of the representations, warranties and covenants contained herein would result in continuing and irreparable damage to the Company and that monetary damages would not adequately compensate the Company for any such breach. In the event or any actual or threatened breach, the Company shall be entitled to all legal and equitable remedies, including preliminary and permanent injunctive relief, and may in addition to any or all forms of relief recover from Cooper all reasonable costs and attorney's fees should it prevail in a court of competent jurisdiction in enforcing its rights under this Agreement.

      7.    MISCELLANEOUS.

      (a) Any notice, request, demand or other communication required or permitted hereunder shall be deemed to be properly given when personally served in writing or when deposited in the United States mail, first class postage prepaid, addressed to the other party at the addresses appearing in this Agreement. Either party may change its address by written notice made in accordance with this section.

      (b) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, administrators, executors, successors, subsidiaries and affiliates. This Agreement may not be assigned by Cooper.











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      (c)   This  Agreement  shall be governed and construed in accordance  with the laws of the State of Florida.

      (d) This Agreement constitutes the entire agreement between the parties. No promises, guarantees, inducements or agreements, oral or written, express or implied, have been made other than as contained in this Agreement. This Agreement can only be modified or changed in writing signed by both parties hereto.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and date first above written.


                              Workforce Systems Corp.

                              By:
                                 --------------------------
                                    Ella Boutwell Chesnutt,
                                    President

                              -----------------------------
                              Steve Cooper
































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                                    Exhibit A

                            Schedule of Compensation

      As full and complete compensation for the Services pursuant to Paragraph 3 of the Agreement, Cooper shall be compensated in shares of the Company's common stock, which such stock shall be fully registered under the Securities Act of 1933, as amended, and shall be earned in the following amounts based upon completion to the sole satisfaction of the Company of the tasks set forth below:

Level 1:          Retainer.
-------
                  Compensation for the completion of Level 1 of the Services shall be 10,000 shares.

Level 2:          Completion of due diligence and analysis on one or more
-------           Candidates suitable to the Company.

                  Compensation for the completion of Level 2 of the Services shall be 5,000 shares.

Level 3:          Execution of a letter of intent for an acquisition of the
-------           Candidate by the Company.

                  Compensation for the completion of Level 3 of the Services shall be 5,000 shares.

Level 4:          Closing of the acquisition of a Candidate.
-------
                  Compensation for the completion of Level 4 of the Services shall be 5,000 shares.